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EXHIBIT 77C -- RIVERSOURCE VARIABLE SERIES TRUST

RESULTS OF MEETING OF SHAREHOLDERS

RIVERSOURCE VARIABLE PORTFOLIO - CORE BOND FUND
SPECIAL MEETING OF SHAREHOLDERS HELD ON JAN. 29, 2008
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.

To approve an Agreement and Plan of Reorganization between RiverSource Variable Portfolio - Core Bond Fund and RiverSource Variable Portfolio - Diversified Bond Fund.

DOLLARS VOTED "FOR"   DOLLARS VOTED "AGAINST"    ABSTENTIONS    BROKER NON-VOTES
-------------------   -----------------------   -------------   ----------------
   87,246,107.646          2,158,940.296        4,859,831.144         0.000